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                              July 16, 2021

       Christopher Sorrells
       Chief Executive Officer
       Spring Valley Acquisition Corp.
       2100 McKinney Ave, Suite 1675
       Dallas, TX 75201

                                                        Re: Spring Valley
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 9, 2021
                                                            File No. 333-255978

       Dear Mr. Sorrells:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4, Filed July 9,
2021

       Non-GAAP Financial Measures, page 189

   1. The most directly comparable GAAP measure to "adjusted gross loss exclusive of depreciation and
amortization" would be gross loss calculated on a GAAP basis, i.e.
                                                        including depreciation
and amortization in cost of goods sold. This applies even if this
                                                        GAAP line item is not
shown on the statement of operations. Please refer to Item
                                                        10(e)(1)(i) of
Regulation S-K and revise the presentation accordingly.
 Christopher Sorrells
FirstName  LastNameChristopher
Spring Valley Acquisition Corp. Sorrells
Comapany
July       NameSpring Valley Acquisition Corp.
     16, 2021
July 16,
Page  2 2021 Page 2
FirstName LastName
Consolidated Statement of Operations and Comprehensive Loss for the Years Ended December
31, 2019 and 2020, page F-41

2. We note your revisions in response to prior comment 6. Please explain to us why you did not revise your presentation in your statements of operations for the years ended
         December 31, 2019 and 2020, respectively.
Exhibits

3. We note the legality opinion filed as Exhibit 5.1. We note you separately opined on the
         New AeroFarms Common Stock issuable upon conversion of Class A and Class B ordinary shares as well as the Consideration Shares. Please revise to clarify whether the defined term Consideration Shares covers subcategories (a) through (e) of (i) on page 2 or only (i)(e). To the extent it only refers to (i)(e), please include an opinion that covers
         (i)(d), i.e. the 3,333,333 shares of New AeroFarms Common Stock issuable upon the automatic conversion of the principal and accrued interest due on Dream Holdings subordinated unsecured convertible promissory notes. Please also tell us why the
         20,400,000 shares of New AeroFarms Common Stock issuable upon exercise of the New
         AeroFarms Warrants appears as both (i)(c) and (iii) or revise to remove (i)(c). Finally, please revise the first assumption on page 4 that you express no opinion as to the applicability of, compliance with, or effect of any bankruptcy, insolvency, reorganization or similar law to remove any assumption that the Company is not in bankruptcy. Refer to
         II.B.3.a of Staff Legal Bulletin No. 19.
       You may contact Eric Atallah at 202-551-3663 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Matthew R. Pacey, Esq.